UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________________ to ____________________
Commission File Number: 1-7537
Earle M. Jorgensen
Retirement Savings Plan
(Full title of the plan and the address of the plan if different from that of the issuer named below)
Reliance Steel & Aluminum Co.
350 South Grand Avenue
Los Angeles, CA 90071
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Financial Statements and Supplemental Schedules
Earle M. Jorgensen Retirement Savings Plan
Year Ended March 31, 2007

Earle M. Jorgensen Retirement Savings Plan
Financial Statements and Supplemental Schedules
Year Ended March 31, 2007

Report of Independent Registered Public Accounting Firm
To Participants and Administrator
Earle M. Jorgensen Retirement Savings Plan
Los Angeles, California
We have audited the accompanying statement of net assets available for benefits of the Earle M. Jorgensen Retirement Savings Plan (the “Plan”) as of March 31, 2007, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 2007, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of March 31, 2007 and schedule of reportable transactions for the year ended March 31, 2007 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP

Los Angeles, California
October 12, 2007

Report of Independent Registered Public Accounting Firm
The Administrative Committee
Earle M. Jorgensen Retirement Savings Plan
We have audited the accompanying statement of net assets available for benefits of the Earle M. Jorgensen Retirement Savings Plan (the “Plan”) as of March 31, 2006. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Los Angeles, California
September 25, 2006

Earle M. Jorgensen Retirement Savings Plan
Statements of Net Assets Available for Benefits
As of March 31, 2007 and 2006

	2007	2006
Assets
Investments, at fair value:
Company stock	$54,184,909	$95,870,440
Mutual funds	153,271,498	103,794,132
Participants loans	3,882,857	2,782,800
Interest-bearing cash	86,240	84,159

Total investments	211,425,504	202,531,531

Receivables:
Employer cash contributions receivable	4,154,884	3,858,594
Employer stock contributions receivable	—	2,830,111

	4,154,884	6,688,705

Net assets available for benefits	$215,580,388	$209,220,236

See accompanying notes to financial statements

Earle M. Jorgensen Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended March 31, 2007

2007
Additions
Employer cash contributions	$4,154,942
Employee contributions	5,429,946

9,584,888

Investment income:
Net appreciation in fair value of investments	6,513,696
Dividends and interest	6,977,595

Total investment income	13,491,291

Total Additions	23,076,179

Deductions
Benefit payments and withdrawals	16,705,565
Administration expenses	10,462

Total Deductions	16,716,027

Net increase in assets available for benefits	6,360,152

Net assets available for benefits:
Beginning of year	209,220,236

End of year	$215,580,388

See accompanying notes to financial statements

Earle M. Jorgensen Retirement Savings Plan
Notes to Financial Statements
March 31, 2007
1. Description of the Plan
General
The following provides a general description of the history of the Earle M. Jorgensen Retirement Savings Plan (the Plan). Participants can refer to the Summary Plan Description for further information and plan specific detail.
The Plan is a defined contribution retirement plan, sponsored by the Earle M. Jorgensen Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
The Plan was originally adopted May 3, 1990 as the Earle M. Jorgensen Employee Stock Ownership Plan, and effective April 1, 2004, it was renamed the Earle M. Jorgensen Stock Bonus Plan (SBP). On August 1, 2005, the Plan was amended and restated as the Earle M. Jorgensen Retirement Savings Plan, and additionally received the transferred assets from the merger of the Earle M. Jorgensen Capital Accumulation Plan (ECAP). The net assets transferred from the ECAP were $51,897,012.
Company 2005 Merger and Financial Restructuring
The Earle M. Jorgensen Company, Earle M. Jorgensen Holding Company, Inc. (“Holding”), and affiliates of Kelso & Companies Inc. (“Kelso”) completed a merger and financial restructuring transaction concurrent with the Company’s initial public offering on April 20, 2005. Holding merged into a wholly-owned subsidiary of the Company pursuant to a merger agreement dated as of December 17, 2004, amended as of January 28, 2005, and further amended as of March 3, 2005 (as amended, the “2005 Merger Agreement”). Pursuant to the 2005 Merger Agreement, (1) all issued and outstanding shares of Holding’s common stock were converted into shares of the Company’s common stock and, (2) all issued and outstanding shares of Holding’s series A preferred stock and series B preferred stock were converted into a combination of cash and shares of the Company’s common stock. The value of the shares of the Company’s common stock for use as merger consideration was $10.00 per share, the price at which a share of the Company’s common stock was sold in the Company’s initial public offering. The net proceeds of the offering were allocated to the payment of the cash consideration for the series A preferred stock, series B preferred stock and Holding’s variable rate senior notes upon consummation of the 2005 merger and financial restructuring in accordance with the terms of the 2005 Merger Agreement and a related exchange agreement, dated as of December 17, 2004, and amended as of March 3, 2005, among the Company, Holding and the affiliates of Kelso holding securities issued by Holding. In connection with the 2005 merger, the Company assumed the obligations of Holding and became the Plan Sponsor and the remaining adopting employer under the Plan.
Company 2006 Purchase by Reliance Steel & Aluminum Co.
On April 3, 2006, Reliance Steel & Aluminum Co., a California corporation (“Reliance”), acquired the Company. The Company was merged with and into (the “2006 Merger”) RSAC Acquisition Corp., a Delaware corporation (the “Surviving Corporation”), which, as the surviving corporation, will continue to operate as a wholly-owned subsidiary of Reliance, and the Surviving Corporation changed its name to “Earle M. Jorgensen Company” (“EMJ”) pursuant to that certain Agreement and Plan of Merger (the “2006 Merger Agreement”), dated January 17, 2006 by and among Reliance, the Surviving Corporation and the Company as described in the Form 8-K Current Report filed January 19, 2006. (References to the “Company” for periods prior to the Merger shall refer to the Company, and references to the “Company” or “EMJ” for periods after the 2006 Merger shall refer to the Surviving Corporation).
Pursuant to the 2006 Merger Agreement, each share of EMJ common stock, par value $0.001, was exchanged for consideration equal to $6.50 per share of EMJ common stock and 0.0892 of a share of Reliance common stock, no par value. On April 3, 2006, the Plan’s holdings of 6,328,082 shares of EMJ common stock was converted into cash of approximately $41,133,000 and 564,465 (1,128,930 shares post-split) shares of Reliance common stock. In July 2006, Reliance affected a 2:1 common stock split in the form of a stock dividend.

Earle M. Jorgensen Retirement Savings Plan
Notes to Financial Statements (continued)
Eligibility
Each person who was a participant with an account in the SBP or ECAP immediately before August 1, 2005 (Effective Date) will continue as a participant in the Plan as of the Effective Date.
Each eligible employee who is a full time employee shall become a participant on their employment date or reemployment date as an eligible employee, and each eligible employee who is not a full time employee shall become a participant in the Plan on the first day following their completion of one (1) year of eligibility service if an eligible employee on that date, or if not an eligible employee on such date, the date such person becomes an eligible employee; provided however, if such person is represented in collective bargaining, such person will be a participant only with respect to that portion of the Plan for which that person is an eligible employee.
Contributions
Employer contributions are discretionary and typically paid in cash as determined by the board of directors. For the years ended March 31, 2007 and 2006, the Company contributed 5% of eligible compensation, as defined in the Plan. In addition, as described in Note 6 a special common stock contribution was made for the Plan year ended March 31, 2006.
Participants may make before tax contributions in an integral percentage of their compensation of not less than 1% nor more than 50%. The participant contributions may not exceed the maximum amount provided by Section 402(g) of the Internal Revenue Code and the total contribution made on behalf of a participant, including employer contributions and participant contributions may not exceed the maximum provided by Section 415 of the Internal Revenue Code. Eligible employees may make rollover contributions to the Plan provided such rollover contribution meets all conditions that the Retirement Savings Plan Administrative Committee may establish.
Vesting
Participants vest in the employer’s contribution over a five-year period at 20% per year beginning after one year of credited service.
A participant’s interest in the employer contribution account(s) becomes a 100% non-forfeitable interest, if they (a) are credited with at least 5 years of credited service, (b) attain age 65, (c) become disabled, (d) die, or (e) were an employee under the Kilsby-Roberts ESOP or an employee of Earle M. Jorgensen Company on May 2, 1990.
Forfeitures of nonvested plan assets may be used to reduce the employer’s obligation to pay Plan expenses and any remaining amounts will be allocated to the remaining participants.

Earle M. Jorgensen Retirement Savings Plan
Notes to Financial Statements (continued)
Benefit Payments and Withdrawals
Upon retirement, disability, death or termination of service, a participant (or beneficiary) is eligible to receive a lump sum amount equal to the value of the vested interest in his or her account. Other withdrawals and loans from participant accounts may be made under certain circumstances, as provided in the Plan, subject to the restrictions in the Internal Revenue Code.
Participant Loans
Participants may borrow up to 50% of their vested account balances, not to exceed $50,000. The interest rate charged on participant loans will be fixed throughout the term of the loan and will equal one plus the prime rate, as published in the Western Edition of the Wall Street Journal, in effect on the last business day of the calendar quarter immediately preceding the calendar quarter in which the loan request was received by the administrative committee. All loans will be evidenced by a promissory note and security agreement and will be secured by up to 50% of a participant’s nonforfeitable account balance determined immediately after the origination of the loan. The loan repayment period may not exceed five years or fifteen years if the loan is used for the purchase of the participant’s principal residence.
Plan Termination
Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event of such termination, each participant will automatically become fully vested to the extent of the balance in the participant’s account.
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principals generally accepted in the United States of America.
Investments
Prior to the Company’s initial public offering in April 2005, the SBP was designed to invest primarily in the stock of Holding, which was not traded on a public exchange. Holding’s common stock was converted into the Company’s common stock in accordance with the 2005 Merger Agreement, as described in Note 1. The value of Holding’s common stock held by the Plan at March 31, 2005, was valued based on the initial public offering price of $10.00 per common share.
The Plan’s investments are stated at fair value. Investments in registered investment companies are valued at quoted market prices. The Company’s common stock is valued at quoted market price. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Net Appreciation (Depreciation) in Fair Value of Investments
Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).
Realized and unrealized appreciation (depreciation) is recorded in the accompanying Statement of Changes in Net Assets Available for Benefits as net appreciation in the fair value of investments.

Earle M. Jorgensen Retirement Savings Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.
The Plan invests in various investment options that invest in securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economical developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.
Income Tax Status
The Plan received a favorable determination letter from the Internal Revenue Service on September 29, 2006 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code).
Benefit Payments
Benefits due to participants whose employment is terminated are recorded on the date such amounts are paid. There were no benefits payable to any terminated participants who had submitted a withdrawal request at March 31, 2007 and 2006.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could materially differ from those estimates.
3. Administration of the Plan
The Plan is administered by the Administrative Committee appointed by the Board of Directors of the Company. The trustee and recordkeeper for the Plan is T. Rowe Price Trust Company (“Trustee”).
Prior to August 1, 2005, the record keeper for the Plan’s accounts was Principal Financial Group. In addition, Wells Fargo Bank was the trustee responsible to hold, administer and distribute the Plan’s assets in accordance with the Plan and the instructions of the Committee or its designees.
The Company pays the administrative expenses of the Plan, and provides the Plan with certain accounting and administrative services without charge.

Earle M. Jorgensen Retirement Savings Plan
Notes to Financial Statements (continued)
4. Investments
Investments at March 31, 2007 and 2006, presented in the table below are held by the Trustee and invested in Company stock or other investments. The fair value of investments that represent 5% or more of the Plan’s net assets at March 31, 2007 and 2006 are indicated below:

	2007	2006
Reliance Steel & Aluminum Co. Common Stock	$54,184,909	$—
T. Rowe Price Mid Cap Growth Fund	20,914,100	17,271,732
T. Rowe Price Equity Income Fund	17,839,154	—
T. Rowe Price Balanced Fund	16,246,600	10,496,847
T. Rowe Price Retirement 2020 Fund	15,919,955	12,357,262
T. Rowe Price Retirement 2015 Fund	11,212,717	—
Earle M. Jorgensen Common Stock	—	95,870,440
Net appreciation in fair value of investments for the year ended March 31, 2007 follows:

2007
Mutual Funds	$6,395,967
Reliance Steel & Aluminum Co. Common Stock	117,729

Net appreciation in fair value of investments	$6,513,696

5. Non-Participant-Directed Investments
At March 31, 2007 and 2006, there were no non-participant directed investments due to the restatement of the Plan as of August 1, 2005.

Earle M. Jorgensen Retirement Savings Plan
Notes to Financial Statements (continued)
6. Legal Proceedings
On January 3, 2005, an Amended Consent Order (the Order) was entered by the federal district court for the Central District of California, settling outstanding litigation between Holding, the SBP and the U.S. Department of Labor (the DOL). The DOL claimed that the valuation of Holding common stock used to make annual contributions to the SBP in each of the plan years 1994 through 2000 contained significant errors, resulting in the Holding common stock being overvalued, and that the failure of the members of the Administrative Committee to detect and correct the errors, was a breach of their fiduciary duty under the Employee Retirement Income Security Act of 1974 (ERISA).
Holding reached a settlement with the DOL, and authorized a special contribution (Special Contribution) of additional shares of Holding common stock or common stock equivalents to the (1) SBP, (2) the Supplemental Stock Bonus Plan (SSBP), and (3) a Cash Bonus Plan.
The special contribution was to consist of 1.0817 shares of Holding common stock, or its equivalent, for each share of Holding common stock held in the SBP allocated to eligible participants.
As of January 3, 2005 there were 2,454,119 shares of Holding common stock in the SBP, of which 2,263,089 shares were allocated to the accounts of participants who were eligible to receive the Special Contribution in the form of common stock. As of January 3, 2005, the Special Contribution consisted of 2,447,984 shares of Holding common stock or its equivalent, and cash bonuses to be paid through the special purpose Cash Bonus Plan of approximately $1,146,000, to eligible terminated plan participants. The cash benefit payments were made on or about February 17, 2005.
Upon consummation of the 2005 Merger, the financial restructuring and the Company’s initial public offering, the Company assumed Holding’s obligations under all aspects of the Order. On June 27, 2005, the Company filed a registration statement on Form S-8 covering, among other things, the shares of the Company common stock reserved for the special contribution.
In compliance with Internal Revenue Code provisions limiting the amount of total contributions to a plan on behalf of a participant, the Special Contribution in common stock was to be paid to the SBP participants following the close of two plan years, Plan year 2004, ending March 31, 2005, and Plan year 2005, ending March 31, 2006.
On July 8, 2005, the Company made the first installment of the common stock contribution for the 2004 Plan year by issuing 1,720,000 shares of common stock to the SBP.
As a result of the 2006 Merger, Reliance assumed the Company’s obligation to issue stock to the plan, in an equivalent amount of 258,006 shares of Reliance stock, as converted per the terms of the 2006 merger. On June 26, 2006, Reliance contributed 39,144 shares of Reliance common stock to the Plan for the second installment of the common stock contribution for the 2005 Plan year.
Those participants who terminated their employment during either of the two Plan years received the contribution in cash.
To the extent participants did not receive their full allocation under the Plan over the two Plan years, the remaining contribution of 218,862 (pre-split) shares of Reliance common stock, or its equivalent, will be provided under a Cash Bonus Plan, if terminated, or if active, through credits of units under a phantom stock plan called the SSBP. There will be no further Reliance common stock contribution to the Plan.
The program was designed to ensure that participants receive the equivalent value of their allocation of the special contribution determined as of the date of the Order, whether or not they continue to be employed by the Company, or continue to be a participant in the Plan.

Supplemental Schedules

Earle M. Jorgensen Retirement Savings Plan
EIN: 65-1269024                    Plan Number: 006
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
March 31, 2007

			Current
Identity of Issuer — Description of Investments	Shares	Cost	Value

Cash and Cash Equivalents	—	$86,240	$86,240

Company Stock
Reliance Steel & Aluminum Co. common stock*	1,119,523	32,519,451	54,184,909

T. Rowe Price* mutual funds:
Mid-Cap Growth Fund	377,307	17,433,514	20,914,100
Equity Income Fund	605,744	15,994,036	17,839,154
Balanced Fund	757,771	14,182,582	16,246,600
Retirement 2020 Fund	903,004	14,293,499	15,919,955
Retirement 2015 Fund	892,022	10,201,926	11,212,717
Retirement 2010 Fund	549,763	8,222,596	8,867,676
Retirement 2025 Fund	650,182	7,546,240	8,497,880
Prime Reserve Fund	7,709,491	7,709,491	7,709,491
Retirement 2030 Fund	375,692	6,260,250	7,100,586
New Horizons Fund	200,151	5,963,766	6,701,070
International Stock Fund	381,023	5,686,543	6,572,649
Equity Index 500 Fund	101,505	3,438,489	3,867,324
Blue Chip Growth Fund	105,300	3,426,924	3,776,058
Retirement 2035 Fund	169,016	1,984,127	2,263,121
Retirement 2040 Fund	104,029	1,761,440	1,982,791
Retirement 2005 Fund	130,047	1,437,246	1,534,559
Science & Technology Fund	62,113	1,373,002	1,333,567
Retirement 2045 Fund	64,833	725,313	814,951
Retirement Income Fund	33,867	435,579	447,723

T. Rowe Price* bond funds:
Spectrum Income Fund	697,121	8,134,994	8,490,936
GNMA Fund	125,649	1,182,487	1,178,590

Participant loans*
Interest ranging from 6% to 11% with maturity dates through 2021 collaterialized by participant accounts			3,882,857

			$211,425,504

*	Party-in-interest to the Plan

Earle M. Jorgensen Retirement Savings Plan
EIN: 65-1269024                    Plan Number 006
Schedule H, Line 4j — Schedule of Reportable Transactions
Year Ended March 31, 2007

					Current Value
					of Asset at
		Purchase	Selling	Cost of	Transaction	Gain
Identity of Party Involved	Description of Assets	Price	Price	Asset	Date	(Loss)

Categories (i) and (iii) — Individual transactions and series of transactions in excess of 5% of plan assets.

Earle M. Jorgensen*	Common stock
	- sales		$95,287,297	$53,947,446	$95,287,297	$—

Reliance Steel & Aluminum Co.*	Common stock
	- purchases	$40,000,520		$40,000,520	$40,000,520
	- sales		$11,442,830	$8,073,833	$11,442,830	$3,368,997

T. Rowe Price*	TRP Retirement 2010 Fund
	- purchases	$12,448,155		$12,448,155	$12,448,155
	- sales		$12,446,109	$12,448,155	$12,446,109	$(2,046)

	TRP Mid-Cap Growth Fund
	- purchases	$10,606,005		$10,606,005	$10,606,005
	- sales		$6,152,610	$5,237,031	$6,152,610	$915,579

	TRP Equity Income Fund
	- purchases	$10,193,347		$10,193,347	$10,193,347
	- sales		$2,936,049	$2,726,562	$2,936,049	$209,487

	TRP Balanced Fund
	- purchases	$8,623,093		$8,623,093	$8,623,093
	- sales		$3,981,492	$3,652,995	$3,981,492	$328,497
There were no category (ii) or (iv) transactions during the plan year ended March 31, 2007.

*	Party-in-interest to the Plan

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Earle M. Jorgensen Retirement Savings Plan
October 12, 2007	By:	/s/ R. Neil McCaffery
		Name:	R. Neil McCaffery
Member of the Earle M. Jorgensen Retirement Saving Plan Administrative Committee